SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM 10-C

         Report by Issuer of Securities Quoted on NASDAQ
                  Interdealer Quotation System

          Filed pursuant to Section 13 or 15(d) of the
         Securities Exchange Act of 1934 and Rule 13a-17
                      or 15d-17 thereunder

                     VERSUS TECHNOLOGY, INC.
                    2320 West Aero Park Court
                  Traverse City, Michigan 49686
                         (616) 946-5868


           I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

    Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security: common stock, $0.01 par value

2.   Number of shares outstanding before the change: 4,160,780

3.   Number of shares outstanding after the change: 18,835,697

4.   Effective date of change:

          September 29, 1995  (with respect to 11,315,250 shares)
          October 5, 1995     (with respect to  3,359,667 shares)

5.   Method of change: issuance of additional shares

Give brief description of transactions: issuance of additional shares to accredited investors pursuant to a private placement.


October 6, 1995               VERSUS TECHNOLOGY, INC.


                              By:
                                 Gary T. Gaisser, President

                         PLACEMENT AGENT

                             WARRANT

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING THIS SECURITY, AGREES FOR THE BENEFIT OF VERSUS TECHNOLOGY, INC. (THE "COMPANY") THAT THIS SECURITY MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY: (1) TO THE COMPANY (UPON REPURCHASE THEREOF OR OTHERWISE), (2) SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT, PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, AS THE SAME MAY BE AMENDED FROM TIME TO TIME, PROVIDED THAT THE CONDITIONS OF REGULATION S FOR RESALES HAVE BEEN SATISFIED, (4) PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH RULE 144 (IF AVAILABLE) UNDER THE SECURITIES ACT, AS THE SAME MAY BE AMENDED FROM TIME TO TIME, (5) IN RELIANCE ON ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND SUBJECT TO THE RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL TO THE EFFECT THAT SUCH TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT, OR (6) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.


Warrant No. P-95-3                  Number of Shares: Up to
(replacing Warrants No. P-95-1      1,027,244.19
and P-95-2)
                                    Price: $0.20
Date of Issuance: Sept. 29, 1995    (subject to adjustment)


                     VERSUS TECHNOLOGY, INC.

          VERSUS TECHNOLOGY, INC., a Delaware corporation (the "Company"), for value received, hereby certifies that BDS Capital Holds, L.L.C., or its registered assigns (the "Registered Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at any time or from time to time on or after September 29, 1995 and on or before September 28, 2000 at not later than 5:00 p.m. (New York City time), up to 1,027,244.19 shares of the common stock, $.01 par value, of the Company ("Common Stock"), at a purchase price of $0.20 per share. The shares purchasable upon exercise of this Warrant, and the purchase price per share, each as adjusted from time to time pursuant to the provisions of this Warrant, are hereinafter referred to as the "Warrant Shares" and the "Purchase Price," respectively.

          1.  Exercise.

               (a) Subject to the requirements of Section 4, this Warrant may be exercised by the Registered Holder, in whole or in part, by surrendering this Warrant, with the purchase form appended hereto as Exhibit I duly executed by such Registered Holder or by such Registered Holder's duly authorized attorney, at the principal office of the Company, or at such other office or agency as the Company may designate, accompanied by payment in full, in lawful money of the United States, of the Purchase Price payable in respect of the number of shares of Warrant Shares purchased upon such exercise.

               (b) Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided in subsection 1(a) above. At such time, the person or persons in whose name or names any certificates for Warrant Shares shall be issuable upon such exercise as provided in subsection 1(c) below shall be deemed to have become the holder or holders of record of the Warrant Shares represented by such certificates.

               (c) As soon as practicable after the exercise of this Warrant in full or in part, and in any event within 10 days thereafter, the Company, at its expense, will cause to be issued in the name of, and delivered to, the Registered Holder, or such Holder (upon payment by such Holder of any applicable transfer taxes) as the Holder may direct:

                    (i)  a certificate or certificates for the
number of full Warrant Shares to which such Registered Holder shall be entitled upon such exercise plus, in lieu of any fractional share to which such Registered Holder would otherwise be entitled, cash in an amount determined pursuant to Section 3 hereof; and

                    (ii)  in case such exercise is in part only,
a new warrant or warrants (dated the date hereof) of like tenor, calling in the aggregate on the face or faces thereof for the number of Warrant Shares equal (without giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the number of such shares purchased by the Registered Holder upon such exercise as provided in subsection 1(a) above.

          2.  Adjustments

               (a) Effect of stock changes. If, at any time or from time to time the Company, by stock dividend, stock split, subdivision, reverse split, consolidated, reclassification of shares, or other similar structural change, changes as a whole its outstanding Common Stock into a different number or class of shares, then, immediately upon the occurrence of the change:

                    (i)  the class of shares into which the
Common Stock has been changed shall replace the Common Stock, for the purposes of this Warrant and the terms and conditions hereof, so that the registered owner or owners of this Warrant shall be entitled to receive, and shall receive upon exercise of this Warrant, shares of the class of stock into which the Common Stock had been changed;

                    (ii)  the number of shares purchasable upon
exercise of this Warrant shall be proportionately adjusted (for example, if the outstanding Common Stock of the Corporation is converted into X stock at the rate of one (1) share of Common Stock into three (3) shares of X stock, and prior to the change the registered owner or owners of this Warrant were entitled, upon exercise of this Warrant, to purchase one hundred shares of Common Stock, then the registered owner or owners shall, after the change, be entitled to purchase three hundred shares of X stock for the total same exercise price that the owner or owners had to pay prior to the change to purchase the one hundred shares of Common Stock); and

                    (iii)  the purchase price per share shall be
proportionately adjusted. (In the above example, the purchase price per share would be reduced by two-thirds).

     Irrespective of any adjustment or change in the number or class of shares purchasable under this or any other Warrant of like tenor, or in the purchase price per share, this Warrant, as well as any other warrant of like tenor, may continue to express the purchase price per share and the number and class of shares purchasable upon exercise of this Warrant as the purchase price per share and the number and class of shares purchasable were expressed in this Warrant when it was initially issued.

               (b) Effect of merger. If at any time while this Warrant is outstanding another corporation merges into the Company, the registered owner or owners of this Warrant shall be entitled, immediately after the merger becomes effective and upon exercise of this Warrant, to obtain the same number of shares of Common Stock of the Company (or shares into which the Common Stock has been changed as provided in the paragraph of this Warrant covering changes) to which the owner or owners were entitled upon the exercise hereof to obtain immediately before the merger became effective at the same exercise price. The Company shall take any and all steps necessary in connection with the merger to assure that sufficient shares of Common Stock to satisfy all conversion and purchase rights represented by outstanding convertible securities, options and warrants, including this Warrant, are available so that these convertible securities, options and warrants, including this Warrant, may be exercised.

               (c)  Effect of consolidation or sale.
Notwithstanding any provision of this Warrant concerning the callability of this Warrant, if the Company consolidates with or merges into another corporation or other entity in a transaction in which the Company is not the surviving corporation, or receives an offer to purchase or lease all or substantially all of the assets of the Company or an offer to purchase forty-five percent (45%) or more of the issued and outstanding Common Stock of the Company, or if all or substantially all of the assets of the Company are sold or leased or forty-five percent (45%) or more of the issued and outstanding Common Stock of the Company is purchased by any person or group of persons acting in concert, then this Warrant shall be called by the Company on the Effective Date of such consolidation or merger or asset sale, or in the case of an offer to purchase forty-five percent (45%) of the Company's Common Stock, on the date such offer is made in writing to the Company. The right to exercise this Warrant shall terminate when it is called. The call price shall be determined by the board of directors of the Company in accordance with the provisions of the second and third sentences of paragraph 3 hereof as of the time the event triggering the call occurs, or the value of the securities or the other consideration that shall be received in the transaction by the owner of a number of outstanding shares of Common Stock equal to the number of shares purchasable upon exercise of this Warrant. This call price shall be payable not later than sixty (60) days after the effective date of the call to the registered owner or owners of this Warrant upon its surrender for cancellation at the offices of the Company, together with the transfer or assignment form which forms a part hereof, duly completed and executed in blank.

               (d) Dissolution. In the event that a voluntary or involuntary dissolution, liquidation or winding up of the Company (other than in connection with a merger where the Company is the surviving corporation as covered in this Warrant, or a merger or consolidation with or into another corporation, a sale or lease of all or substantially all of the assets of the Company, or a sale of a specified portion or percentage of its stock as covered in this Warrant) is at any time proposed during the term of this Warrant, the Company shall give written notice to the registered owner or owners of this Warrant at least thirty
(30) days prior to the record date of the proposed transaction. The notice must contain:

                    (i)  the date on which the transaction is to
take place;

                    (ii)  the record date (which must be at least
thirty (30) days after the giving of the notice) as of which holders of the Common Stock entitled to receive distributions as a result of the transaction shall be determined;

                    (iii)  a brief description of the
transaction;

                    (iv)  a brief description of the
distributions, if any, to be made to holders of the Common Stock as a result of the transaction; and

                    (v)  an estimate of the fair market value of
the distributions.

On the date of the transaction, if it actually occurs, this Warrant and all rights existing under this Warrant shall terminate.

          3. Fractional Shares. The Company shall not be required upon the exercise of this Warrant to issue any fractional shares, but shall pay in cash an amount determined by multiplying the fraction to which the Holder is entitled by the fair market value of the Common Stock on the date of exercise. Should the Common Stock then be traded on an Exchange or quoted on a quotation system for which a last sale reporting system is in effect, the reported last sale on the exercise date shall be deemed to be such fair market value. If the Common Stock is quoted on a quotation system without last sale reporting, the fair market value shall be deemed to be the highest bid price of any broker/dealer regularly making a market in the Common Stock on the exercise date. In all other cases fair market value shall be as determined in good faith by the Company.

          4.  Certain Requirements for Transfer and Exercise.

               (a) In the absence of an effective Registration Statement under the Securities Act of 1933, as amended (the "Act"), it shall be a condition to any transfer or any exercise of this Warrant that the Issuer shall have received, at the time of such transfer or exercise:

                    (i)  A representation in writing from the
proposed transferee that the Warrant is being transferred or the Common Stock being purchased is being acquired for investment and not with a view to any sale or distribution thereof which would constitute or result in a violation of the Act;

                    (ii)  an opinion of counsel, which opinion is
reasonably satisfactory to the Issuer, that the transaction shall not result in a violation of state or federal securities laws.

               (b) In such case, each certificate representing the Warrant or the Warrant Shares shall bear a legend substantially in the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING THIS SECURITY, AGREES FOR THE BENEFIT OF VERSUS TECHNOLOGY, INC. (THE "COMPANY") THAT THIS SECURITY MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY: (1) TO THE COMPANY (UPON REPURCHASE THEREOF OR OTHERWISE), (2) SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT, PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, AS THE SAME MAY BE AMENDED FROM TIME TO TIME, PROVIDED THAT THE CONDITIONS OF REGULATION S FOR RESALES HAVE BEEN SATISFIED, (4) PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH RULE 144 (IF AVAILABLE) UNDER THE SECURITIES ACT, AS THE SAME MAY BE AMENDED FROM TIME TO TIME, (5) IN RELIANCE ON ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND SUBJECT TO THE RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL TO THE EFFECT THAT SUCH TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT, OR (6) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

          5. No Impairment. The Company will not, by amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

          6. Reservation of Stock. The Company will at all times reserve and keep available, solely for issuance and delivery upon the exercise of this Warrant, such number of Warrant Shares and other stock, securities and property as from time to time shall be issuable upon the exercise of this Warrant.

          7. Exchange of Warrants. Upon the surrender by the Registered Holder of any Warrant or Warrants, properly endorsed, to the Company at the principal office of the Company, the Company will, subject to the provisions of Section 4 hereof, issue and deliver to or upon the order of such Holder, at the Company's expense, a new Warrant or Warrants of like tenor, in the name of such Registered Holder or as such Registered Holder (upon payment by such Registered Holder of any applicable transfer taxes) may direct.

          8. Replacement of Warrants. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required in an amount reasonably satisfactory to the Company), or in the case of mutilation upon surrender and cancellation of this Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

          9.  Transfers, etc.

               (a)  The Company will maintain a register
containing the names and addresses of the Registered Holders of this Warrant. Any Registered Holder may change its or his address as shown on the warrant register by written notice to the Company requesting such change.

               (b)  Subject to the provisions of Section 4
hereof, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant with a properly executed assignment (in the form of Exhibit II hereto) at the principal office of the Company.

               (c) Until any transfer of this Warrant is made in the warrant register, the Company may treat the Registered Holder of this Warrant as the absolute owner hereof for all purposes; provided, however, that if and when this Warrant is properly assigned in blank, the Company may (but shall not be obligated to) treat the bearer hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

          10. Required Notices. The Company shall give the Registered Holder such notices as it may, from time to time, be required to give the holders of the Common Stock, as if the Registered Holder was a holder of Common Stock at the time such notices are required to be given. The Company shall also give the Registered Holder written notice of: (i) each adjustment of the Purchase Price or other warrant item made pursuant to Section 2 hereof; and (ii) of each dividend and distribution payable with respect to any security which may be acquired by exercise of the Warrant, at least ten (10) business days prior to the record date for such dividend or distribution so that the Registered Holder may exercise the warrant and participate in the dividend or distribution.

          11. Mailing of Notices, etc.. All notices and other communications from the Company to the Registered Holder of this Warrant shall be mailed by first-class certified or registered mail, postage prepaid, to the address furnished to the Company in writing by the last Registered Holder of this Warrant who shall have furnished an address to the Company in writing. All notices and other communications from the Registered Holder of this Warrant or in connection herewith to the Company shall be mailed by first class certified or registered mail, postage prepaid, to the Company at its principal office set forth below. If the Company should at any time change the location of its principal office to a place other than as set forth below, it shall give prompt written notice to the Registered Holder of this Warrant and thereafter all references in this Warrant to the location of its principal office at the particular time shall be as so specified in such notice.

               Versus Technology, Inc.
               Attention: Chief Financial Officer
               2320 West Aero Park Court
               Traverse City, Michigan 49686

          12. No Rights as Stockholder. Until the exercise of this Warrant, the Registered Holder of this Warrant shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

          13. Change or Waiver. Any term of this Warrant may be changed or waived only by an instrument in writing signed by the party against which enforcement of the change or waiver is sought.

          14. Headings. The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Warrant.

          15. Governing Law. This Warrant will be governed by and construed in accordance with the laws of the State of Delaware.

                              VERSUS TECHNOLOGY, INC.
(CORPORATE SEAL)

                              By:
                                  Gary T. Gaisser, President
ATTEST:


Leslie L. Guernsey, Secretary